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PARADIGM  GEOPHYSICAL  LTD.

SUBSIDIARY COMPANIES (including wholly owned subsidiaries of subsidiaries).

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                                                                COUNTRY OF
COMPANY NAME                                                    INCORPORATION
------------                                                    -------------
Parent Company
Paradigm Geophysical Ltd.                                       Israel

Subsidiaries
Paradigm Geophysical Corp.                                      United States
Paradigm Geophysical (R.&.D) Corp.                              United States
Paradigm Geophysical Canada  Ltd                                Canada
Paradigm Geophysical (UK) Limited                               UK
Paradigm Geophysical Europe Limited                             UK
Paradigm Geophysical Services Limited                           UK
Paradigm Geophysical Pte Ltd                                    Singapore
Paradigm Geophysical Pty Ltd.                                   Australia
PT Paradigm Geophysical(Indonesia)                              Indonesia
Paradigm Geophysical BV                                         The Netherlands
Paradigm Geophysical de Venezuela C.A.                          Venezuela
Paradigm Geophysical S.A.                                       Argentina
Paradigm Geophysical do Brasil LTDA                             Brazil
Paradigm Geophysical Holdings EURL                              France
Paradigm Geophysical(France) S.A.                               France
Paradigm Geophysical(Hungary) Group Financing LLC               Hungary
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Representative Offices
Paradigm Geophysical Ltd. - Beijing Representative office
Paradigm Geophysical Europe Limited - Moscow Representative Office
Paradigm Geophysical Services Limited - Moscow Representative Office
Paradigm Geophysical (UK) Limited - Bahrain Representative Office
Paradigm Geophysical BV - Almaty Representative office